Exhibit (a)(1)(E)
Form Of Notice Of Withdrawal

If you previously elected to accept Rockville Financial’s Offer to Purchase outstanding options with an exercise price of $17.77 per share, granted on December 13, 2006, and you would like to change your election and reject the offer, you must sign this notice (or otherwise provide written notice containing the required information) and return it to Richard J. Trachimowicz, Senior Vice President, Rockville Bank, at 25 Park Street, Rockville, CT 06066, no later than 5:00 p.m. Eastern time on October 26, 2007, unless the Offer (as defined below) is extended.

To Rockville Financial:
     I previously received a copy of the Offer to Purchase and the Letter of Transmittal (which collectively constitute the “Offer”). I signed and returned the Letter of Transmittal, in which I elected to accept Rockville Financial’s Offer to Purchase. I now wish to change that election and reject Rockville Financial’s Offer to Purchase with respect to all of the options tendered in the Letter of Transmittal. I understand that I must withdraw all or none of the options granted to me. I further understand, that by signing this notice and delivering it to Richard J. Trachimowicz, I will be able to withdraw my acceptance of the Offer. I have read and understand all of the terms and conditions of the Offer.
     By rejecting the Offer, I understand that I will not receive any cash for such options and I will retain my eligible options previously elected for tender with their existing exercise price and vesting schedule. These options will continue to be governed by the stock option plan under which they were granted and the existing option agreements between Rockville Financial and myself.
     I have completed and signed the following exactly as my name appears on the option agreement governing the grant of the foregoing options.

Optionee’s Signature	Date

Optionee’s Name